Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to Registration Statement No. 333-156182 on Form S-3 of our reports dated February 28, 2008, relating to the consolidated financial statements  and consolidated financial statement schedule of Indiana Michigan Power Company and subsidiaries (and with respect to the report on those financial statements, which report expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2006 and 2007) appearing in and incorporated by reference in the Annual Report on Form 10-K of Indiana Michigan Power Company and subsidiaries for the year ended December 31, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Columbus, Ohio

January 7, 2009